EXHIBIT 9

April 28, 2008

The Board of Directors

c/o Bruce L. Crockett

Non-Executive Chairman of the Board

Captaris, Inc.

10885 NE 4th Street, Suite 400

Bellevue, WA 98004

Dear Members of the Board of Directors:

As you know, Washington corporate law mandates that Captaris, Inc (the “Company”) hold its Annual Meeting of Shareholders no later than June 30, 2008.  On March 30, 2008, the Company announced the extension of the April 8, 2008 deadline to nominate board directors and bring forward other business matters for the Annual Meeting.  Since then, the Company has provided no further clarity on the nomination deadline or the date of the Annual Meeting.

We have asked you repeatedly, through private communication, for confirmation that the Company intends to follow Washington State law and hold its Annual Meeting by June 30, 2008. You have provided us with no such assurance.  Holding an Annual Meeting as required by law in no way prevents the Board from completing its current review of strategic alternatives.   Furthermore, should the Board be committed to an “expeditious” review of strategic alternatives as you have indicated publicly, we would expect a transaction to be announced well before June 30, 2008.

Given SEC filing requirements associated with the Annual Meeting and the practicalities of the Company’s proxy solicitation process, we believe it will not be possible for the Company to satisfy the Washington legal requirement unless it notices the meeting by mid-May, 2008, which is fast approaching.   Consequently, as your largest shareholder, we urge you to provide clarity to the Company’s shareholders by publishing your annual meeting date and your nomination deadline immediately.

We look forward to hearing from you.

Sincerely,

VECTOR CAPITAL CORPORATION

Amish Mehta

Authorized Signatory

456 Montgomery Street   19th Floor   San Francisco, CA 94104    t 415.293.5000    f 415.293.5100    www.vectorcapital.com